UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2010

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 22, 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhpbilliton

resourcing the future

Our strategy delivers

Summary Review 2010

BHP Billiton locations

Petroleum

Ref	Country	Asset	Description	Ownership
1	Algeria	Ohanet	Joint operator with Sonatrach of wet gas development	45%
2	Algeria	ROD Integrated Development	Onshore oil development (non-operated)	38%
3	Australia	Bass Strait	Producer of oil, condensate, LPG, natural gas and ethane (non-operated)	50%
4	Australia	Minerva	Operator of Minerva gas field development in the Otway Basin of Victoria	90%
5	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas (non-operated)	8.33–16.67%
6	Australia	Pyrenees	Operator of Pyrenees floating, production, storage and offloading vessel, which produces oil in Western Australia	71.43%
7	Australia	Stybarrow	Operator of Stybarrow floating, production, storage and offloading vessel, which produces oil in Western Australia	50%
8	Pakistan	Zamzama	Operator of onshore gas development in Sindh province	38.5%
9	Trinidad and Tobago	Angostura	Operator of oil field located offshore east Trinidad	45%
10	UK	Bruce/Keith	Oil and gas production in the UK North Sea	Bruce – 16% Keith – 31.83%
11	UK	Liverpool Bay	Operator of oil and gas developments in the Irish Sea	46.1%
12	US	Gulf of Mexico	Interests in several producing assets, including deepwater oil and gas production at: • Atlantis (44%) • Mad Dog (23.9%) • Shenzi (44%) • Neptune (35%) Additional other interests in producing assets and a significant exploration acreage position (4.95–100%)	4.95–100%

Aluminium

Ref	Country	Asset	Description	Ownership
13	Australia	Worsley	Integrated alumina refinery and bauxite mine in Western Australia	86%
14	Brazil	Alumar	Integrated alumina refinery and aluminium smelter	36–40%
15	Brazil	MRN	Bauxite mine	14.8%
16	Mozambique	Mozal	Aluminium smelter near Maputo	47.1%
17	South Africa	Aluminium South Africa	Two aluminium smelters at Richards Bay	100%

Base Metals

Ref	Country	Asset	Description	Ownership
18	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
19	Chile	Pampa Norte	Integration of Cerro Colorado and Spence open-cut mines producing copper cathode in Atacama Desert, northern Chile	100%
20	Chile	Escondida	The world's largest copper mine, located in northern Chile	57.5%
21	Peru	Antamina	Copper and zinc mine located in the Andes, north-central Peru	33.75%
22	US	Pinto Valley	Copper mine located in State of Arizona	100%

Uranium [a]

Ref	Country	Asset	Description	Ownership
23	Australia	Olympic Dam	The largest poly-metallic orebody in the world and Australia's biggest underground mine, producing uranium, copper and gold	100%

[a] *Uranium forms part of the Base Metals Customer Sector Group.*

BHP Billiton office locations

Ref	Country	Office Location	Business Area
40	Australia	Adelaide	Shared Services Centre Uranium Head Office Marketing
41	Australia	Brisbane	Metallurgical Coal Head Office Project Hub Marketing
42	Australia	Melbourne	**Global Headquarters**
43	Australia	Newcastle	Marketing
44	Australia	Perth	Iron Ore Head Office Project Hub Stainless Steel Materials Head Office Marketing
45	Australia	Sydney	Energy Coal Head Office
46	Belgium	Antwerp	Marketing
47	Brazil	Rio de Janeiro	Marketing
48	Canada	Vancouver	Diamonds and Specialty Products Head Office Project Hub
49	Chile	Santiago	Base Metals Head Office Marketing Project Hub Shared Services Centre
50	China	Shanghai	Marketing
51	India	New Delhi	Marketing
52	Japan	Tokyo	Marketing
53	Malaysia	Kuala Lumpur	**Global Shared Services Centre**
54	Netherlands	The Hague	Marketing
55	Pakistan	Islamabad	Marketing
56	Singapore	Singapore	Corporate Centre Marketing Minerals Exploration
57	South Africa	Johannesburg	Manganese Head Office Marketing
58	South Africa	Richards Bay	Marketing
59	South Korea	Seoul	Marketing
60	Switzerland	Baar	Marketing
61	UK	London	Aluminium Head Office Corporate Centre
62	US	Houston	Petroleum Head Office Project Hub Shared Services Centre Marketing
63	US	Pittsburgh	Marketing

Project and exploration activities are not shown on this map.



24
48
63
22
62
12
9
27
15
14
21
19
20
47
49
Offices
Petroleum
Aluminium
Base Metals
Diamonds and Specialty Products
Stainless Steel Materials
Iron Ore
Manganese
Metallurgical Coal
Energy Coal
Uranium

Diamonds and Specialty Products

Ref	Country	Asset	Description	Ownership
24	Canada	EKATI	Diamond mines in the Northwest Territories of Canada	80%
25	South Africa	Richards Bay Minerals	Integrated titanium smelter and mineral sands mine	37%

Stainless Steel Materials

Ref	Country	Asset	Description	Ownership
26	Australia	Nickel West	Sulphide nickel assets including Mt Keith and Leinster nickel operations, Kalgoorlie nickel smelter and Kambalda nickel concentrator and the Kwinana nickel refinery	100%
27	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting complex in northern Colombia	99.94%

Iron Ore

Ref	Country	Asset	Description	Ownership
28	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara	85–100%
29	Brazil	Samarco	An efficient low-cost producer of iron ore pellets in southeast Brazil	50%

Manganese

Ref	Country	Asset	Description	Ownership
30	Australia	GEMCO	Producer of manganese ore in the Northern Territory	60%
31	Australia	TEMCO	Producer of manganese alloys in Tasmania	60%
32	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines) and alloy (Metalloys)	60%

Metallurgical Coal

Ref	Country	Asset	Description	Ownership
33	Australia	Illawarra Coal	Underground coal mines (West Cliff, Dendrobium, Appin) in southern NSW, with access to rail and port facilities	100%
34	Australia	BHP Billiton Mitsubishi Alliance	Integrated mine, rail and port operations, including a loading terminal at Hay Point, in the Bowen Basin, Central Queensland	50%
35	Australia	BHP Mitsui Coal	Two open-cut coal mines in the Bowen Basin, Central Queensland	80%

Energy Coal

Ref	Country	Asset	Description	Ownership
36	Australia	NSW Energy Coal	Open-cut coal mine that supplies thermal coal to export markets and for domestic electricity generation	100%
37	Colombia	Cerrejón	Largest thermal coal exporter in Colombia, with integrated rail and port facilities	33.3%
38	South Africa	BHP Billiton Energy Coal South Africa	One of the largest producers and exporters of thermal coal in South Africa	50–100%
39	US	New Mexico Coal	Two mines in New Mexico supplying energy coal to adjacent power stations	100%

In this Summary Review

Our results at a glance

A snapshot of our results and five-year financial summary

See page 2

Chairman’s Review – Our strategy delivers

An overview of the year by Jacques Nasser AO

See page 4

Chief Executive Officer’s Report – An unchanged strategy

The year in review, by Marius Kloppers

See page 6

Customer Sector Groups

An update from each of our Customer Sector Groups, providing a snapshot of BHP Billiton’s operational performance

See page 13

Finance and Marketing overview

An outline of our financial position from Alex Vanselow and an update on our marketing operations by Alberto Calderon

See page 20

Performance update of our operations

Details of key achievements in Ferrous and Coal by Marcus Randolph and highlights of the year in Non-Ferrous by Andrew Mackenzie

See page 22

This Summary Review is designed to provide you with an update on the operations and performance of BHP Billiton over the year ended 30 June 2010 in a concise and easy-to-read format. It is not a summary financial statement for the purposes of the UK Companies Act 2006.

This Summary Review is not intended to provide a guide as to the likely future performance of the Group. Certain statements may be forward-looking statements which are based on current expectations, beliefs and assumptions regarding present and future business strategies and environments in which the Group will operate in the future. Such expectations, beliefs and assumptions may or may not prove to be correct and are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially. The Annual Report 2010 sets out certain risk factors that may cause our results to be materially less favourable than those implied by these forward-looking statements. Past performance cannot be relied on as a guide to future performance.

Nothing in this Summary Review should be construed as either an offer to sell or the solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

People and Safety

Karen Wood describes our commitment to our people and safety, including our approach to leadership

See page 24

Environment and Communities

The way we manage our responsibilities to the environment and communities in which we operate is explained by J Michael Yeager

See page 26

Board of Directors

The profiles of BHP Billiton’s Directors

See page 28

Group Management Committee

Profiles of the senior management team at BHP Billiton

See page 31

Corporate Governance Summary

A summary of BHP Billiton governance

See page 32

Remuneration Summary

Key policy principles and information about our remuneration

See page 34

Shareholder information

Key dates and information relevant for shareholders, including our dividend policy and payments

See page 36

Corporate Directory

A list of major BHP Billiton offices and share registries

See Inside Back Cover

This Summary Review is not a substitute for the Annual Report 2010 and does not contain all the information needed to give as full an understanding of the Group’s performance, financial position and future prospects as is provided by the Annual Report 2010, which can be downloaded from the BHP Billiton website at www.bhpbilliton.com. Printed copies of the Annual Report 2010 will be distributed to all shareholders who elected to receive them, and can be requested by contacting the Share Registry.

BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia.

BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH, UK.

Each of BHP Billiton Limited and BHP Billiton Plc are members of the BHP Billiton Group, which is headquartered in Australia.

We are BHP Billiton, a leading global natural resources company.

Our corporate objective is to create long-term value for shareholders through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

Our unique position in the resources industry is due to our proven strategy.

Middelburg Mine

The Middelburg Complex is the largest producer in BHP Billiton Energy Coal South Africa.

BHP BILLITON SUMMARY REVIEW 2010 | 1

Our results at a glance

- Another strong set of financial results, with growth in Underlying EBITDA and Attributable profit (excluding exceptional items) of 10 per cent and 16 per cent respectively.
- Record sales volumes achieved in iron ore, metallurgical coal and petroleum, with local currency costs well controlled across the Group.
- Underlying EBIT margin [1] of 41 per cent and Underlying return on capital of 26 per cent demonstrates the strength of our uniquely diversified business model.
- Continued investment in our business successfully delivered another five growth projects.
- Cash flow for the year remained strong and resulted in net debt declining further to US$3.3 billion while net gearing declined to 6 per cent.
- Final dividend of 45 US cents per share, resulting in a dividend for the full year of 87 US cents per share.
- Five fatalities occurred at our controlled operations. Our Total Recordable Injury Frequency has improved to 5.3.

[1] Underlying EBIT margin excludes the impact of third-party product activities.

Five-year Summary

US$ million	2010	2009	2008	2007	2006
Revenue	52,798	50,211	59,473	47,473	39,099
Underlying EBIT [a]	19,719	18,214	24,282	20,067	15,277
Attributable profit – excluding exceptional items	12,469	10,722	15,368	13,675	10,154
Attributable profit – including exceptional items	12,722	5,877	15,390	13,416	10,450
Net operating cash flow [b]	17,920	18,863	17,817	15,957	11,325
Basic EPS – excluding exceptional items (US cents per share)	224.1	192.7	274.9	233.9	168.2
Basic EPS – including exceptional items (US cents per share)	228.6	105.6	275.3	229.5	173.2
Dividend per share					
BHP Billiton Plc (US cents)	87.0	82.0	70.0	47.0	36.0
BHP Billiton Limited (US cents)	87.0	82.0	70.0	47.0	36.0
Underlying EBITDA Interest Coverage [a]	64.4	56.8	49.4	43.6	33.6
Gearing (per cent) [c]	6.3	12.1	17.8	25.0	27.2

[a] Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
[b] Net operating cash flow is after net interest and taxation.
[c] Gearing is net debt over net debt plus net assets. The measure is inclusive of continuing operations of Group companies and jointly controlled entities.

2 | BHP BILLITON SUMMARY REVIEW 2010

Underlying EBIT US $19.7 billion

US$ million 25,000 20,000 15,000 10,000 5,000 0

2006 2007 2008 2009 2010

Attributable profit – excluding exceptional items US $12.5 billion

US$ million 16,000 14,000 10,000 8,000 6,000 4,000 2,000 0

2006 2007 2008 2009 2010

Total return to shareholders US $4.6 billion

Dividends paid Share buy-backs

US$ million 10,000 8,000 6,000 4,000 2,000 0

2006 2007 2008 2009 2010

Dividends declared US $4.8 billion

US$ million 5,000 4,000 3,000 2,000 1,000 0

2006 2007 2008 2009 2010

Market capitalisation at 30 June US $165.6 billion

US$ million 250,000 200,000 150,000 100,000 5,000 0

2006 2007 2008 2009 2010

Community contributions US $200.5 million*

*Includes the contribution to our UK-based charitable company (BHP Billiton Sustainable Communities).

US$ million 250 200 150 100 50 0

2006 2007 2008 2009 2010

Relative share price performance index – five year

350

BHP Billiton Ltd BHP Billiton Plc ASX 200 FTSE 100 S&P 500

300

250

200

150

100

50

0

30/6/05 30/6/06 30/6/07 30/6/08 30/6/09 30/6/10

BHP BILLITON SUMMARY REVIEW 2010 | 3

Our strategy delivers

Chairman’s Review

We have unique assets that are critical to the growth of the world’s developing economies, and a geographic and commodity spread that reduces risk and optimises opportunity.

I am pleased to report that in a difficult global economic and financial environment, BHP Billiton continued to perform well and strengthened its strategic and financial position.

While the global economic outlook has improved, the recovery remains fragile. Despite a near-term slowing in China, we continue to believe that the fundamentals driving Asian growth are robust. It is clear to the Board that the long-term outlook for BHP Billiton is strong. We have unique assets that are critical to the growth of the world’s developing economies, and a geographic and commodity spread that reduces risk and optimises opportunity.

During the year, your Chief executive, Marius Kloppers, and his team focused on delivering strong production and cost performance as well as investing in new growth opportunities.

Our strategy is clear and remains unchanged since 2001. We focus on large, long-life, low-cost, upstream, high-quality assets, diversified by commodity, geography and markets. This strategy means more predictable business performance over time which, in turn, underpins the creation of value for our shareholders, customers, employees and, importantly, the communities in which we operate.

The execution of our strategy resulted in a profit from operations, excluding exceptional items, of US$19.7 billion an increase of 8.3 per cent. Net operating cash flows were US$17.9 billion, US$7.7 billion of which was reinvested in new growth projects. In addition, the Board increased dividends by 6.1 per cent to 87 cents per share, in line with our progressive dividend policy.

While the Board is pleased with these results, our progress in the critical area of safety is still below expectation. We continued to reduce the number of workplace injuries, however five people lost their lives at our operations this year. This is clearly unacceptable and a tragedy for their families, friends and colleagues.

In August 2010, we announced a fully funded takeover of Potash Corporation of Saskatchewan. The proposed acquisition meets our criteria of developing quality long-life assets using our existing mining skills to gain a leading position in the growing world market for fertiliser. We are committed to being a strong corporate citizen in Saskatchewan and New Brunswick, Canada, and our intention is to establish a global potash business based in Canada.

Important governance developments occurred in the UK, US and Australia during the year responding to the challenges of the global recession. We support the changes, particularly the emphasis on ensuring Boards comprise Directors with the collective set of essential skills and experience to govern the Group supported by robust succession planning and performance evaluation.

As part of our Board succession, Carolyn Hewson and Malcolm Broomhead joined the Board in March 2010. Together they bring deep experience in industrial and resource companies, financial markets and investment risk management. During the year, Don Argus, Paul Anderson, Gail de Planque, David Jenkins and David Morgan retired from the Board. We thank each of them for their contribution, particularly former Chairman Don Argus AC.

We have always believed that corporate governance and executive remuneration practices are critical issues for any company and its stakeholders. We support the need for simplified and transparent executive remuneration reporting, and these have been key influences on the structure of our remuneration report this year.

Our Remuneration Committee reviewed the Group’s Long Term Incentive Plan for our most senior executives. The plan was originally introduced in 2004 and, given the changes in the global environment, the Committee believed a review was warranted. We consulted widely with our shareholders as well as governance advisers. As a result, we continue to believe that the duration of our five-year, long-term plan is appropriate. However, we also believe it is important to change some design elements as the plan produced highly leveraged outcomes not reflective of our business strategy. This is a matter on which we will seek shareholder approval.

One thing that has impressed me since the time I started as a Director in 2006 has been the quality of BHP Billiton people throughout the Group. In resources, as in many other industries, results are not only a function of the quality of the assets but the quality of the people operating and managing those assets.

Marius is a talented Chief Executive and he has developed a strong and diverse team with a depth of talent to support him. On your behalf, the Board would like to thank everyone involved with our Company for the contribution they have made in this challenging year.

Finally, since becoming Chairman this year after the retirement of Don Argus, I have had the privilege of meeting many of our institutional and individual shareholders. This is a rewarding part of my role and I look forward to meeting many more of you over the coming years.

Jacques Nasser AO

Chairman

4 | BHP BILLITON SUMMARY REVIEW 2010

In a difficult global environment we continued to perform well, strengthening our position.

BHP BILLITON SUMMARY REVIEW 2010 | 5

An unchanged strategy

Chief Executive Officer’s Report

By operating at full capacity whenever possible and staying focused on eliminating low value activities, we maintained our low-cost position and our ability to generate robust cash flows.

Financial year 2010 was a year that presented a broad mix of challenges and achievements. Despite continued volatility and ongoing uncertainty across the global economy, BHP Billiton delivered a strong operational and financial performance.

It is our consistent and long-term strategy of focusing on a portfolio of upstream, tier one, low-cost assets diversified by commodity, market and geography that underpinned our ability to overcome the challenges during the year. I am encouraged by the Group’s performance, which is testament to our focus on creating shareholder value in the long term.

We are a leading global resources company and our successes and achievements are significant. However, we cannot say we are truly successful until we eliminate fatalities and serious injuries in our workplace.

This year we continued to make progress in reducing the number of injuries, though we did not meet our targets. It is with great sadness that I report to you that five of our colleagues lost their lives at work during the year and I personally extend my condolences to the families and friends of those individuals.

This is a stark reminder that we must lead in a way that ensures a safe workplace, and we can only do this by creating operating discipline and simplifying the way we work. Safety starts with strong leadership and I cannot emphasise enough how important this is to me personally and to our Group.

I am pleased to announce that BHP Billiton operations this year delivered solid results, with annual production records achieved in our Iron Ore and Petroleum businesses. In Iron Ore, this marked the tenth consecutive annual production record, and for Petroleum, it was the third consecutive production record. Our long-life, low-cost expandable assets provide our Company with the capacity to continue to deliver and strengthen our position in a range of markets.

By operating at full capacity whenever possible and staying focused on eliminating low value activities, we maintained our low-cost position and our ability to generate robust cash flows.

Of significant note in FY2010 was the move from annually negotiated benchmark prices in metallurgical coal and iron ore to shorter-term reference pricing. We have long advocated a move to a more transparent pricing regime and will actively support the development of a wider traded market in these commodities. This move brings metallurgical coal and iron ore into line with how the rest of our portfolio is priced globally and moves us closer to achieving our stated objective of market prices for all of our commodities.

More broadly, prices for our products recovered during the year driven by demand in China and restocking in the Organisation for Economic Co-operation and Development (OECD) countries. While government stimulus measures generally supported a gradual return to normalised global trade, the improvement in the developed economies was from a low base.

We believe that the recovery momentum of the major economies will remain uncertain as the impact of fiscal and monetary stimuli fades. Therefore, we are still cautious in our short-term view of the economy.

In the longer term, we are encouraged by the fundamentals underpinning sustained growth in China and India, which will continue to drive a strong demand for our products. This, along with our strong balance sheet, supports our capacity for future growth. We have extensive experience operating in emerging resource regions and we have the capability to capture additional opportunities as they arise.

Our disciplined approach to capital deployment has enabled BHP Billiton to both invest in the expansion of high-quality assets and further diversify our portfolio by commodity, market and geography, consistent with our unchanged strategy. The acquisition of Athabasca Potash earlier this year ensures our Group has access to more than 14,000 square kilometres of prospective exploration ground in the world-class Saskatchewan potash basin. Our all-cash bid to acquire Potash Corporation of Saskatchewan, the world’s largest integrated fertiliser company and world’s largest producer of potash by capacity, is consistent with our strategy and is a natural fit with BHP Billiton’s greenfield land holdings in Canada. This acquisition represents an acceleration of our entry into the fertiliser industry. This, plus the delivery of five major capital projects, is evidence of our growth capabilities.

However, we only earn the right to grow this business if we can do it safely, in an environmentally sound manner and in a way that demonstrates our unqualified commitment to working with integrity. I believe it is worth reiterating that safe growth underpinned by demonstrating our Charter values can only be achieved through leadership commitment and operating discipline. I want to take this opportunity to sincerely thank our employees and contractors and other stakeholders for their efforts in responding to the accountabilities articulated in our operating model.

Our Company has a clear strategy for growing our value, within a disciplined framework, and using prudent decision-making. Who and what we are today is the product of the vision and efforts of previous management teams in executing a consistent strategy. It is our responsibility to not only preserve, but enhance and increase the value of that legacy.

Marius Kloppers Chief executive officer

6 | BHP BILLITON SUMMARY REVIEW 2010

We must earn the right to grow, by growing safely. Safe growth can only be achieved through leadership commitment and operating discipline.

BHP BILLITON SUMMARY REVIEW 2010 | 7

Our strategy is to focus on low-cost, world-class, expandable and export-oriented operations diversified across markets and geographic regions.

8 | BHP BILLITON SUMMARY REVIEW 2010

Western Australia Iron Ore

Our Iron Ore business, which includes operations in Western Australia and Brazil, is in a phase of significant growth. The next step in the phased growth path will increase installed capacity across our Western Australia Iron Ore operations by 50 million tonnes to 205 million tonnes per annum during calendar year 2011. Currently employing around 10,000 people across the Pilbara region, our Iron Ore operations involve a complex integrated system of seven mines, more than 1,000 kilometres of rail and two separate port facilities.

BHP BILLITON SUMMARY REVIEW 2010 | 9

We continue to increase our exploration budget to build our resource position.

Worsley Alumina Refinery

BHP Billiton’s network of Aluminium operations services a global customer base, with sites in South America, southern Africa and Australia. Worsley Alumina, in Western Australia, is a joint venture operation between BHP Billiton, Japan Alumina Associates and Sojitz Alumina, incorporating a bauxite mine, an alumina refinery and port facilities.

10 | BHP BILLITON SUMMARY REVIEW 2010

Jansen Potash Project

Exploration for potash – including activities at our Jansen operation in Saskatchewan, Canada – was part of a wide sweep of exploration activities undertaken this financial year, which also incorporated iron ore, coal, bauxite and manganese. Based on current production estimates, at full capacity the Jansen project is expected to be the largest potash mine in the world.

BHP BILLITON SUMMARY REVIEW 2010 | 11

We operate in 25 countries across 20 different commodities.

Pyrenees Venture

BHP Billiton has the balance sheet to undertake large and complex projects. The Petroleum business has significant capability as a part of the BHP Billiton Group and the Pyrenees project is part of our long-term strategy of advancing world-class resources in Western Australia. The Pyrenees Floating Production, Storage and Offloading facility achieved first production on schedule in March 2010 and quickly ramped up to full capacity.

12 | BHP BILLITON SUMMARY REVIEW 2010

Petroleum

J Michael Yeager

Chief Executive, Petroleum

Petroleum delivered its third annual production record, with volumes up 14.9 per cent from FY2009 to 158.6 million barrels of oil-equivalent. The US$1.7 billion BHP Billiton operated Pyrenees project was delivered on schedule. Higher average realised oil prices per barrel saw Underlying EBIT increase to US$4,573 million.

Production volumes up

14.9%

Production volumes in FY2010 represented a third consecutive annual record (158.6 million barrels of oil-equivalent), up 14.9 per cent on FY2009 volumes, and a 10.9 per cent compound annual growth rate for production since FY2007. A disciplined approach in our operated producing assets resulted in 93.1 per cent facility and well up-time.

Higher average realised oil prices, strong performance from Atlantis and North West Shelf Train 5 and a full year of production from Shenzi also contributed to an increase in Underlying EBIT by 11.9 per cent to US$4,573 million.

Petroleum commenced production from Pyrenees in Western Australia during FY2010, continuing its track record of delivering large and technically complex projects on schedule (Pyrenees, Shenzi, Stybarrow).

Focus on long-term growth was maintained through FY2010 with US$817 million invested in building our exploration inventory. We commenced our largest exploration drilling campaign since 2003 and continued to acquire exploration rights, which have resulted in our acreage position growing substantially over the past four years.

Underlying EBIT Increased

11.9%

US$ million

Revenue 8,782 Underlying EBIT 4,573 Capital expenditure 1,951 Net operating assets 9,558

Aluminium

Jon Dudas

President, Aluminium

Construction continues on the 1.1 million tonnes per annum expansion at Worsley, and the Alumar project is progressing with ramp-up to name plate capacity subsequent to successful first production achieved earlier in the year.

Expanding alumina capacity by

2.6 mtpa

Underlying EBIT increased by 111.5 per cent from the corresponding period to US$406 million. EBIT was positively impacted by higher metal prices and premiums, lower raw material and energy costs and the positive impact of the divestment of Suriname. This was partly offset by stronger Australian and South African currencies.

We are expanding capacity through expansion projects at Alumar (Brazil) and Worsley (Western Australia). The Alumar expansion project increased capacity at the refinery to 3.5 million tonnes per annum (100 per cent). First production was announced in July 2009.

At Worsley, the Efficiency and Growth Expansion Project will raise capacity at the refinery by 1.1 million tonnes per annum to 4.6 million tonnes per annum (100 per cent) and is due for completion in calendar year 2011.

On 31 July 2009, BHP Billiton Maatschappij Suriname (BMS) was sold to Suralco, an Alcoa subsidiary.

Underlying EBIT Increased

111.5%

US$ million

Revenue 4,353 Underlying EBIT 406 Capital expenditure 1,019 Net operating assets 6,760

BHP BILLITON SUMMARY REVIEW 2010 | 13

Base Metals

Peter Beaven

President, Base Metals

Increased production at Escondida and higher London Metal Exchange copper prices saw Base Metals deliver an Underlying EBIT of US$4,632 million, despite production issues at Olympic Dam.

Underlying EBIT up

258.5%

Base Metals delivered Underlying EBIT of US$4,632 million (an increase of 258.5 per cent on last year), mainly driven by higher average realised prices of key commodities in Base Metals and partly driven by strong production performances at Escondida (Chile) and Cannington (Australia).

While overall copper production decreased in FY2010, a permanent repair of the SAG mill in the Laguna Seca concentrator plant in the first quarter of the year resulted in copper production at Escondida increasing by six per cent.

Improved recoveries, higher grade and increased throughput at Cannington and Antamina (Peru) saw zinc production for the year increase by 21.5 per cent to 198.3 kilotonnes, a new production record.

The Antamina Expansion Project was announced on 5 January 2010. With a total investment of US$1.3 billion (US$434.7 million our share), the project will expand milling capacity by 38 per cent to 130 kilotonnes per day. The project includes a new SAG mill, a new 55-kilometre power transmission line, an expanded truck shop facility and upgrades to the crushing and tailing systems, flotation circuit and port capacity.

Uranium

Dean Dalla Valle

President, Uranium

The Clark Shaft at Olympic Dam returned to full capacity during the last quarter of FY2010, with a record for daily hoisting achieved during June, leaving the Uranium business well placed for strong results in FY2011.

In the final quarter of FY2010, Uranium production increased to

712 tonnes

A permanent repair to the Clark Shaft at Olympic Dam was achieved in the last quarter of FY2010 with a record for daily hoisting achieved during June. The exemplary safety demonstrated during the Clark outage has resulted in the project being nominated for the BHP Billiton safety award.

Pre-feasibility work relating to the proposed Yeelirrie uranium oxide mine continues. The Yeelirrie Environmental and Radiation Management Plan is targeting submission of the report in the third quarter of FY2011. Infill diamond drilling to further delineate the orebody has commenced and will continue into the third quarter of FY2011. The selection phase study is well advanced and is expecting to transition in definition phase by December 2010.

The Environmental Impact Statement (EIS) approval process continued for the Olympic Dam Expansion project. The Company expects to complete the supplementary EIS by the end of calendar year 2010 with government decisions expected to be obtained in the second half of 2011.

Underlying EBIT Increased

258.5%

US$ million

Revenue 10,409 Underlying EBIT 4,632 Capital expenditure 763 Net operating assets 12,349

Uranium’s financial results are included in the results for the Base Metals Customer Sector Group.

14 | BHP BILLITON SUMMARY REVIEW 2010

Diamonds and Specialty Products

Graham Kerr

President, Diamonds and Specialty Products

Strong operating earnings at EKATI, Canada, resulted from higher volumes and realised diamond prices and lower unit costs, due to the continued emphasis on cost control. Diamonds and Specialty Products continued advancing the Jansen Potash Project, which is anticipated to progress to feasibility in the first half of FY2011.

An increase of US$340 million

in Underlying EBIT over the corresponding period

Underlying EBIT was US$485 million, an increase of US$340 million, or 234 per cent, over the corresponding period. Strong operating earnings at EKATI resulted from higher volumes and realised diamond prices and lower unit costs, due to the continued emphasis on cost control. There was also a decrease in exploration expense of US$43 million, mainly due to reduced diamonds exploration activity. Potash exploration expenditure of US$73 million in Saskatchewan, Canada, was US$21 million lower for the year as the exploration work program for Jansen was completed in the corresponding period. Higher diamonds earnings were partially offset by a reduction in operating earnings in titanium minerals (South Africa) due to lower realised prices and higher energy costs.

We continued advancing the Jansen Potash Project, a greenfield potash project near Saskatoon, Saskatchewan, which is being designed to produce approximately eight million tonnes per annum. Based on the current schedule and subject to investment approval, the project is expected to produce saleable potash from calendar year 2015. We have also allotted pre-commitment funding of US$240 million to support the development of the first stages of the Jansen Potash Project.

Jansen is the most advanced of our multiple development options in potash, with nearby Young and Boulder projects both in the concept study phase. In total, we have exploration rights to a total of over 14,000 square kilometres of highly prospective ground in the Saskatchewan basin.

Underlying EBIT Increased 234%

US$ million

Revenue 1,272 Underlying EBIT 485 Capital expenditure 127 Net operating assets 2,061

Stainless Steel Materials

Glenn Kellow

President, Stainless Steel Materials

Higher average London Metal Exchange nickel prices, proactive portfolio restructuring and improved operational performance of existing assets contributed to strong results for Stainless Steel Materials in FY2010.

Average London Metal Exchange nickel price increased by 46%

Underlying EBIT was US$668 million, an increase of US$1,522 million compared with the corresponding period. Higher average London Metal Exchange prices for nickel of US$8.81/lb (compared with US$6.03/lb) had a favourable impact on Underlying EBIT of US$1,171 million that was partly offset by a US$305 million unfavourable impact of price-linked costs.

Proactive portfolio restructuring and ongoing improvement at the operating level also contributed to the strong result. Lower operational losses from Yabulu and Ravensthorpe (both Australia) in FY2010 increased Underlying EBIT by US$458 million.

The Kalgoorlie nickel smelter furnace rebuild and concurrent maintenance at the Kwinana nickel refinery (both Australia) in the prior year set the platform for record total production at Nickel West in FY2010. Ongoing cost saving initiatives and lower labour costs were offset by the devaluation in the US dollar and inflation. Underlying EBIT also benefited from lower exploration and business development expenditure.

During the second half of FY2011, Cerro Matoso (Colombia) production will be impacted for nine months due to the planned replacement of one of its two furnaces.

Underlying EBIT Increased US$1,522 million

US$ million

Revenue 3,617 Underlying EBIT 668 Capital expenditure 265 Net operating assets 3,353

BHP BILLITON SUMMARY REVIEW 2010 | 15

Iron Ore

Ian Ashby

President, Iron Ore

Underlying EBIT of US$6,001 million was driven by strong average realised prices and a tenth consecutive production record at Western Australia Iron Ore.

10th consecutive production record for Western Australia Iron Ore

Underlying EBIT decreased slightly, down 3.7 per cent to US$6,001 million, driven by lower average realised prices offset by higher volumes.

A tenth consecutive production record was achieved at our Iron Ore operation in Western Australia. Production was 113.9 wet million tonnes, an increase of seven per cent on the previous financial year.

During the year, we reached agreement with a significant number of customers throughout Asia to move existing iron ore contracts that were previously priced annually onto a shorter-term landed price equivalent basis. Our expectation is that future sales will all be made on this basis.

Western Australia Iron Ore operations benefited from the official opening in November 2009 of the Newman Mining Hub as part of Rapid Growth Project 4. Rapid Growth Project 5 is under construction and is on schedule. In January 2010, we announced approval of US$1.73 billion of capital expenditure to underpin further growth activities in the Pilbara. This enables early procurement of long-lead items and detailed engineering to continue the expansion of the inner harbour at Port Hedland, progress rail track duplication works and expand mining operations.

Samarco operations benefited from strong demand that resulted in the operation of all three pellet plants during the financial year. Production was 11.0 million tonnes, an increase of 33 per cent from the previous financial year.

Underlying EBIT Decreased 3.7%

US$ million

Revenue 11,139 Underlying EBIT 6,001 Capital expenditure 3,838 Net operating assets 11,066

Manganese

Tom Schutte

President, Manganese

Manganese responded well to the market recovering following the economic downturn, increasing Underlying EBIT by 165 per cent during the second half of the financial year. Record fourth quarter production levels were achieved by both Mamatwan mine and Metalloys alloy smelter (South Africa).

Capacity at Groote Eylandt to increase 100%

Production was ramped up in response to improved demand. Manganese alloy production at 583,000 tonnes was 13.6 per cent higher and manganese ore production at 6.1 million tonnes 36.9 per cent higher when compared to the previous year.

Revenue was US$2,150 million for the year ended 30 June 2010, a decrease of 15.2 per cent compared with the previous year. This decrease was as a result of lower sales prices, which were offset by higher sales volumes in the current year where market demand increased relative to the period of global economic crisis.

Profit before interest and taxation of US$712 million decreased by 47.2 per cent (US$637 million) when compared to FY2009. The decrease is directly attributable to lower revenue impacted by lower sales prices achieved for both ore and alloy products.

The Groote Eylandt further expansion, which will increase capacity to 4.8 wet million tonnes per annum (100 per cent, or about 2.9 million tonnes per annum BHP Billiton share) is subject to approval and expected to advance to execution at the end of the second quarter in FY2011.

Underlying EBIT Decreased 47.2%

US$ million

Revenue 2,150 Underlying EBIT 712 Capital expenditure 182 Net operating assets 1,288

16 | BHP BILLITON SUMMARY REVIEW 2010

Metallurgical Coal

Hubie Van Dalsen

President, Metallurgical Coal

Record annual sales volumes were delivered despite wet weather disruptions in Queensland in the March 2010 quarter.

Sales volumes up 10.2%

Record annual sales volumes were offset by lower realised prices for hard coking coal, weak coking coal and thermal coal, along with a weaker US dollar, resulting in a 56.4 per cent decrease in Underlying EBIT to US$2,053 million.

As with iron ore, the old benchmark system was substantially replaced by shorter-term, market-based pricing. For the year ended June 2010, 34 per cent of metallurgical coal shipments were priced on a shorter-term basis. The majority of product sold in the June 2010 quarter was priced in this manner.

Despite wet weather disruptions in Queensland in the March 2010 quarter, increased production was achieved as a result of improved operational and supply chain performance, supported by strong demand.

Pre-approval capital expenditure was received to accelerate development of BHP Billiton Mitsubishi Alliance’s Caval Ridge and Hay Point Coal Terminal Stage 3 Expansion projects. In May 2010, a subsidiary of PT Adaro Energy TBK acquired a 25 per cent interest in the IndoMet Coal Project.

Underlying EBIT Decreased 56.4%

US$ million

Revenue 6,059 Underlying EBIT 2,053 Capital expenditure 653 Net operating assets 4,122

Energy Coal

Jimmy Wilson

President, Energy Coal

Higher export sales to emerging markets of China and India with major projects delivered ahead of schedule and budget.

Export sales volumes up 9.6%

Underlying EBIT decreased 50 per cent from the corresponding period to US$730 million, impacted by lower average export prices that decreased earnings by a net US$459 million. Operating costs were well controlled, despite impacts of a weaker US dollar and inflationary pressures in Australia and South Africa.

Export sales increased in FY2010, mainly driven by the emergence of new markets in China for our NSW (Australia) Energy Coal operation and India for our South African operations.

In June, the Newcastle Third Port Project was completed, both ahead of schedule and budget. Once ramped-up to full capacity, this port will increase NSW Energy Coal’s ability to service export markets by over 10 million tonnes per annum. We are advancing the MAC20 Project, which will increase our saleable production by approximately 3.5 million tonnes per annum. This project is expected to commence operation in the first half of calendar year 2011.

The Klipspruit project railed first coal in August 2009 and the DMO project railed first coal in July 2010; both projects were delivered on schedule and below budget. As part of the DMO project, the Douglas Tavistock joint venture was dissolved, contributing a gain to the Underlying EBIT result in the period.

Underlying EBIT Decreased 50%

US$ million

Revenue 4,265 Underlying EBIT 730 Capital expenditure 881 Net operating assets 3,460

BHP BILLITON SUMMARY REVIEW 2010 | 17

18 | BHP BILLITON SUMMARY REVIEW 2010

Hay Point, Australia

BHP Billiton Mitsubishi

Alliance (BMA)

BMA is Australia’s largest exporter of seaborne metallurgical coal. With seven Bowen Basin coal mines under its management, BMA is an example of BHP Billiton’s investment in high-quality assets that provide stable cash flows and an enhanced capacity to drive growth.

BHP BILLITON SUMMARY REVIEW 2010 | 19

A disciplined and prudent approach

Alex Vanselow

Group Executive and Chief Financial Officer

We continued to invest in growing our portfolio of tier one assets and continue with our progressive dividend policy, while maintaining a solid A credit rating throughout the economic cycle.

US$4.8 billion dividends declared.

Global markets have remained volatile during FY2010 and we remain cautious on the global economy. Our financial discipline throughout the global financial crisis has meant that we retained a strong balance sheet, allowing us to continue to invest in further growth.

The Group’s focus on tier one, large, low-cost, long-life assets diversified by product, geography and market contributed to our strength during the recent periods of high global market volatility and continues to provide scope for internal growth investment. The capacity to generate sustainable internal growth is a key element in our strategic goal of achieving superior shareholder returns over the long term.

Our FY2010 net gearing ratio of 6.3 per cent was achieved while increasing our capital and exploration expenditure. This low gearing level also ensures we retain the flexibility to look at external growth on an opportunistic basis. Our policy of returning excess cash to shareholders after investing in growth and maintaining the balance sheet in line with the solid A credit rating remains intact. Dividends declared by BHP Billiton in FY2010 represent a US$4.8 billion return of capital to shareholders.

We have maintained our commitment to the progressive dividend policy with our full year dividends of 87 US cents per share being a 6.1 per cent increase on the FY2009 dividend of 82 US cents per share. In addition, our FY2010 full year dividends have increased 24.3 per cent since the financial crisis commenced in FY2008 (70 US cents per share), differentiating us from other companies in our sector during this period that cut or suspended their dividends to repair their balance sheets.

Marketing Office – Singapore

A focus on the optimisation and growth of our international portfolio of low-cost, world-class operations has positioned us to capitalise on improved demand during FY2010. We continue to invest through the economic cycle and to replenish our growth pipeline.

20 | BHP BILLITON SUMMARY REVIEW 2010

Alberto Calderon

Group Executive and Chief Commercial Officer

Our Marketing team is responsible for selling the Group’s products and for purchasing all major raw materials. The role encompasses ownership of the supply chain from assets to markets and raw materials from suppliers to assets.

Marketing is focused on supporting our assets in their drive to operate at full capacity.

Our marketing organisation seeks to respond to our customers’ needs and to support our operating assets. It is designed around trading and marketing units, which are aligned with the Group’s Customer Sector Groups, and our activities and people are centralised in strategic commercial centres around the world – Singapore, the Hague in the Netherlands and Antwerp in Belgium.

These marketing hubs incorporate all of the functions required to manage product distribution, marketing and risk management – from finished goods to final customer delivery. In addition to our central hub marketing teams, we have many specialised marketers located in regional offices close to our customers, ensuring we meet their needs and understand the markets in which we operate.

Our market insight is enhanced by the multi-commodity nature of our business, our proximity to our customers and the ease of flow of information in our centralised marketing structure.

Marketing is focused on supporting our assets in their drive to operate at full capacity and on securing the market clearing price of the day in the sale of our products. This year saw a major step forward in the meeting of this latter objective as international pricing of iron ore, coking coal and manganese moved from annual benchmark price settlements to shorter-term pricing, much more aligned to market clearing prices. The move will enable these markets to operate more efficiently, with pricing reflecting true supply and demand fundamentals, and with the most economic incremental supply capacity induced to the market. This is aligned with the Group objective of owning low-cost, long-life assets, operating them at full capacity and selling products into globally integrated markets.

Marketing Office – The Hague

Our product offering is enhanced by BHP Billiton Marketing’s capabilities in trading, commercial structuring, distribution and logistics. Marketing teams centralised in The Hague, Singapore and Antwerp support our nine core businesses and serve a wide and dispersed customer base, interacting with both customers and suppliers on a daily basis.

BHP BILLITON SUMMARY REVIEW 2010 | 21

Low-cost assets with strong cash generation

Marcus Randolph

Group Executive and Chief Executive Ferrous and Coal

Our strategy is to run our large, low-cost, bulk raw materials mines at capacity and to grow them in a steady series of expansions.

We have expanded our Iron Ore business to achieve 10 consecutive annual production records.

Building large iron ore and coal mines typically means building both a mine and associated rail and port facilities that allow the product to reach international markets. The initial cost of these integrated facilities is very high. However, once they have been built, subsequent expansions are much lower in cost than the initial construction. The key to our success in producing bulk raw materials (iron ore, metallurgical coal and energy coal) is low-cost assets with large resource bases that can support steady production growth.

The bulk raw materials are relatively lower-value minerals, where high production volumes are necessary for a mine to reach economic scale. With each of these minerals, we are steadily expanding production from our existing mines that have large mineral resources, and we own all or major parts of our logistics operations. The best example of this strategy in action is our Iron Ore business, where we have expanded our integrated mine, rail and port system to achieve 10 consecutive annual production records. Large expansions are also underway at our Metallurgical Coal mines in Australia and we are progressing the development of a new mine in Indonesia. Energy Coal is also being rapidly expanded in Australia.

This high-volume and high-growth strategy has been enhanced by our marketing approach. The pricing basis for these three products recently moved away from annually negotiated contracts to short-term prices that move with the market. With this change, we have also grown the market for spot sales. This means that we expect to be able to find a willing buyer for our product, at the market price, under all market conditions. Due to our low production costs, we expect to be profitable even during market downturns and this reliable access to a market for our production is therefore an important source of value to us. The Western Australia Iron Ore business is again a good example of this strategy in action; despite a downturn in the steel industry during the global financial crisis, our operations continued to show consistent growth.

Northern Territory, Australia, Groote Eylandt Mining Company (GEMCO)

GEMCO is one of the world’s leading suppliers of manganese ore and is supported by high-quality products, customer focus and our Charter values. GEMCO is set strategically close to world markets; products leave the port bound for a variety of domestic and international destinations.

22 | BHP BILLITON SUMMARY REVIEW 2010

Andrew Mackenzie

Group Executive and Chief Executive Non-Ferrous

Growth plans continued to progress at many of our non-ferrous assets during the last financial year, supporting our focus on developing long-life, low-cost operations.

A key element of our approach is optimising the opportunities presented by managing a resource basin.

To retain our global leadership position in the diversified natural resources industry, we strive to maximise the value of our assets. A key element of our approach is optimising the opportunities presented by managing a resource basin, where the viability of multiple expansion options is more attractive than investing in isolated deposits.

Reflecting this preference for developing quality assets, we are on schedule in our expansion plans at several operations. The growth of our mining and processing capacity at the Antamina copper and zinc mine in northern Peru is on track, with construction commencing during the March quarter of this year. Although fiscal year production at Antamina has been impacted by the mineral grade, in the longer term the expansion will increase the asset’s ore processing capacity by 38 per cent.

Also in South America, our Escondida operation in Chile delivered stronger production over the half year to December 2009, while the mineral grade affected production in the March quarter of this year. Over time, Escondida has the potential to increase processing capacity due to its extensive mining resources.

Our major expansion project at Olympic Dam in Australia progressed in its regulatory review during FY2010. Olympic Dam, the world’s largest uranium deposit, has the potential to exceed the typical 60-year lifespan of an asset of its type, providing our customers with the highest degree of security of supply. This security is unchanged by the Australian Government’s decision to exclude resources such as uranium from its proposed minerals tax, and the proposed expansion of Olympic Dam remains an important element in our vision to create long-term value for the BHP Billiton Group.

Our potash operation in Canada was fortified in FY2010 with the completed acquisition of Athabasca Potash Inc, providing BHP Billiton with control of various potash exploration properties in Saskatchewan. In other business areas, lead and silver production levels were higher for most of the fiscal year, as was nickel production, while aluminium production remained generally steady compared with the previous year.

Western Australia, Nickel West

Nickel West is a fully integrated nickel business comprising mines, concentrators, a smelter and a refinery. Part of our Stainless Steel Materials operation, which is the world’s fourth largest nickel producer, Nickel West supplies various forms of nickel to a range of industries.

BHP BILLITON SUMMARY REVIEW 2010 | 23

Talented, diverse, motivated

Karen Wood

Group Executive and Chief People Officer

We have an unwavering belief that by working in a way that is consistent with our Charter, we will continue to build on our success both today and for the long term.

Employees by Region FY2010

Australia 38%

Europe 1%

North America 8%

Rest of the world 4%

South America 24%

South Africa 25%

Our Charter is the single most important means by which we communicate who we are, what we do and what we stand for as an organisation. It is through the Charter that we articulate our purpose, the strategic drivers that guide us and the values we hold dear. At BHP Billiton, we are committed to our Charter and use it to guide the way we work and the decisions we make. We have an unwavering belief that by working in a way that is consistent with our Charter, we will continue to build on our success both today and for the long term.

The BHP Billiton Way describes the way we strive to achieve simplicity, accountability and effectiveness. We understand that the strongest relationships with, and between, our employees are based on trust.

Safety

We believe we can be a business that does not have serious injuries, illnesses and fatalities. The only way to achieve a step change reduction in injuries and eliminate fatalities is through strong accountable leadership that will focus on identifying hazards, implementing appropriate controls and ongoing measurement of control effectiveness.

Our global operations comprise about 100,000 employees and contractors, typically talented and hard-working individuals. The team at BHP Billiton is deeply affected by any fatality and, on behalf of the people of BHP Billiton, I extend our sympathies to the families, friends and colleagues of the five people who lost their lives at work in FY2010. We are working hard to improve our performance and consider that we will only be truly successful when no one is killed or injured in our workplace.

Identifying hazards and putting appropriate controls in place is a fundamental aspect of our business and we will continue to work on reducing injury frequency. We have a target of reducing our Total Recordable Injury Frequency by 50 per cent on FY2007 to 3.7 per million hours by FY2012. In FY2010, we saw a reduction in Total Recordable Injury Frequency to 5.3 per cent compared with 5.6 per cent in FY2009.

Port Hedland,

Western Australia

Our Port Hedland operation exports iron ore products to Japan, Korea, Taiwan, China, Europe and Australia. The Contractor Management Improvement Project was endorsed in July 2009 to improve the way the business applies a range of standards, including health, safety and human resources, to its contractors.

24 | BHP BILLITON SUMMARY REVIEW 2010

There were positive results achieved in many of our safety programs during the year, including taking a leadership role in working with the Flight Safety Foundation (FSF) to raise the standard of aviation operations supporting the worldwide resources sector.

Leadership

Our people strategy is founded on attracting, developing and retaining talented employees, as evidenced by our long track record of global recruitment.

To enable all employees to embrace their responsibilities, we require our leaders to visibly hold themselves and others accountable for living our Company values as outlined in our Charter; to put safety first; to make people a priority; and to be functionally excellent and work with discipline to deliver what we agree.

In operating our business, we ask leaders to work with simplicity by focusing on the few things that will make a real difference. We also ask that they assume the accountabilities that come with their roles. In this way, we believe we will become a more effective organisation.

The leadership styles we encourage are designed to bring out the best in others by influencing in ways that transcend self-interest; engaging people on an individual and personal level; challenging assumptions; and inspiring people about their future at BHP Billiton.

Our strategy is predicated on diversification by geography, commodity and market. To meet that strategic imperative, we must recruit and retain talented employees from around the world. The composition of our Group Management Committee illustrates our represented global diversity, with senior executives born in Colombia, US, Brazil, South Africa, UK and Australia.

Our workforce is predominantly male and we recognise there is an improvement in gender balance required. During FY2011, specific initiatives will be taken at all levels to address this issue.

Our global operations comprise about 100,000 employees and contractors, typically talented and hard-working individuals.

Spence, Chile

The open-cut Spence mine in the Atacama Desert produces copper cathode and is part of an international portfolio of Base Metal operations. Diversity of gender, ethnicity, skill, thought, experience, style and language are all important elements of our people strategy and are key drivers for our success.

BHP BILLITON SUMMARY REVIEW 2010 | 25

Respecting our environment and communities

J Michael Yeager

Group Executive and Chief Executive Petroleum

Our Charter acknowledges that we must earn the trust of our communities, employees, customers and our many other stakeholders, by consistently delivering on our commitments. Ensuring the transparency of those commitments is also recognised as a key to our prosperity.

Community Investment Expenditure by Geographic Region FY2010*

Australia 44%

South America 36%

Africa 16%

North America 3%

Asia 1%

Community Investment Expenditure by Program Category FY2010*

Community Development 47%

Education 19%

Health 12%

Other 9%

Environment 5%

Arts/Culture 4%

Sport/Recreation 4%

* Both charts exclude the US$80 million contribution to our UK-based charitable company, BHP Billiton Sustainable Communities.

BHP Billiton is a significant contributor to the resources industry, across the spectrum, and as such we have a large global footprint. Our operations are diversified by commodity and geography, which means we are part of many local communities, as well as being a member of the international community at the global level. We take the responsibility of managing our environmental and community impact very seriously.

Our Charter acknowledges that we must earn the trust of our communities, employees, customers and our many other stakeholders, by consistently delivering on our commitments. Ensuring the transparency of those commitments is also recognised as a key to our prosperity.

Climate change policy

We are a major producer of energy-related products, such as energy coal, oil, gas, liquefied natural gas and uranium. Energy is also a significant input in a number of the Group’s mining and processing operations. As such, greenhouse gas (GHG) emissions and climate change are important considerations for our operations and markets.

We believe that effective strategies addressing climate change must be underpinned by policies that start the world on a path to reduce emissions, while also recognising that addressing GHG emissions competes with economic development, poverty eradication and public health as other world priorities.

The long-term focus of policy development is now on achieving stabilisation of GHG emissions at appropriate levels. Our preferred outcome would be a single global carbon emissions reduction solution. However, we recognise that such a global solution is likely to be many years away and in the absence of a global carbon solution, the principal objective of any individual country should be to reduce global carbon emissions by changes to consumption patterns in that specific country and making investment choices that result in a low-carbon economy. The design features that we advocate for climate change policy are detailed in our Sustainability Report.

Indonesia

IndoMet Coal Project

Our Metallurgical Coal operation has a demonstrated history of research and innovation. In FY2010, BHP Billiton sold a 25 per cent interest in the IndoMet Coal Project to Adaro, a partner who shares our values and our commitment to the protection of the region’s outstanding biodiversity.

26 | BHP BILLITON SUMMARY REVIEW 2010

Of course, setting out these design features does not resolve all of the vast range of issues that climate change presents to society. It does, however, provide a broad and constructive framework for discussion and finding a solution.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the impacts of climate change. These regulatory mechanisms may be either voluntary or legislated and may impact our operations directly, or indirectly via our customers. Inconsistency of regulations, particularly between developed and developing countries, may also change the attractiveness of the locations of some of our assets. A discussion of regulatory, physical and other risks and opportunities of climate change is included in BHP Billiton’s 2010 response to the Carbon Disclosure Project at www.cdproject.net.

Community development

Across our businesses, our goal is to minimise negative social impacts and maximise the opportunities that the Company’s presence brings to each community in which we operate. Our approach with any new project is to start by identifying the landowners, occupiers and users who may be affected by the project activities. Throughout the life of all projects, we aim to continue listening to people’s aspirations and concerns, respecting their rights and enhancing their quality of life.

We measure the effectiveness of our investment in community programs using a formal planning process, with community development plans being a requirement of all BHP Billiton operations. These plans will assess education, health and environment qualify-of-life indicators and require reporting every three years against a baseline study. Our community investment is driven by our desire to ensure we make a positive contribution and improve the quality of life of the people in these communities.

Charitable contributions

Our voluntary community investment during FY2010 totalled US$200.5 million, comprising cash contributions, in-kind support and administration costs. This equates to one per cent of pre-tax profits (based on the average of the previous three years’ pre-tax profit publicly reported in those three years) and compares with contributions of US$197.8 million in our previous reporting period.

In FY2009, we established a UK-based charitable company (BHP Billiton Sustainable Communities) to help us manage our one per cent spend. We contributed US$80 million to the charitable company in FY2010 and this is included in the Company’s total community investment.

Our global Matched Giving Program enables and encourages our employees to become involved with communities by supporting employees’ fund-raising and donation efforts. Employee contributions benefited more than 1,200 not-for-profit organisations, which received US$5.4 million from the Group as part of our Matched Giving Program.

Community programs

Our businesses administer their local community programs in different ways: some manage the programs directly through the asset’s community relations department, and others have established corporate community foundations.

The major foundations our businesses support are Fundación Minera Escondida (Chile), the Antamina Mining Fund (Peru), San Isidro Foundation (Colombia) and Mozal Community Development Trust (Mozambique).

Port Hedland,

Western Australia

We believe we are successful in creating value when the communities in which we operate value our citizenship. In Port Hedland, BHP Billiton seeks to enhance Indigenous educational opportunities through a partnership with the Graham (Polly) Farmer Foundation.

BHP BILLITON SUMMARY REVIEW 2010 | 27

Board of Directors

Jacques Nasser

AO, BBus, Hon DT, 62

Chairman and independent non-executive Director

Chairman of the Nomination Committee

Director of BHP Billiton Limited and BHP Billiton Plc since 6 June 2006. Appointed Chairman of BHP Billiton Limited and BHP Billiton Plc from 31 March 2010. Mr Nasser is retiring and standing for re-election in 2010.

Following a 33-year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses. He is currently a non-executive director of British Sky Broadcasting Group plc and a non-executive advisory partner of One Equity Partners ‘JPMorgan Chase & Co’s Private Equity Business’.

Alan Boeckmann

BE (Electrical Eng), 62

Independent non-executive Director

Member of the Remuneration Committee

Appointed a Director of BHP Billiton Limited and BHP Billiton Plc in September 2008. Mr Boeckmann was elected at the 2008 Annual General Meetings.

Alan Boeckmann is currently Chairman and Chief Executive Officer of Fluor Corporation, USA, having originally joined Fluor in 1974. Mr Boeckmann has extensive experience in running large-scale international industrial companies and experience in the oil and gas industry. He has global experience in engineering, procurement, construction, maintenance and project management across a range of industries, including resources and petroleum.

Marius Kloppers

BE (Chem), MBA, PhD (Materials Science), 48

Chief Executive Officer and executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Mr Kloppers was appointed Chief Executive Officer on 1 October 2007. He was appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers was elected in 2006 and last re-elected in 2009.

Marius Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium.

Malcolm Broomhead

MBA, BE, FIE(AUS), FAUSIMM, FAIM, MICE (UK), FAICD, 58

Independent non-executive Director

Member of the Sustainability Committee

Appointed a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 31 March 2010 and will stand for election at the 2010 Annual General Meetings.

Malcolm Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005, where he oversaw a strongly performing global business that controlled interests in more than 45 countries. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Malcolm Broomhead is currently non-executive Chairman of Asciano Limited and a non-executive director of Coates Group Holdings Pty Ltd.

28 | BHP BILLITON SUMMARY REVIEW 2010

John Buchanan

BSc, MSc (Hons 1), PhD, 67

Senior Independent Director, BHP Billiton Plc

Chairman of the Remuneration Committee

Member of the Nomination Committee

Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. He was last re-elected in 2008 and is retiring and standing for re-election in 2010.

Educated at Auckland, Oxford and Harvard, John Buchanan has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive director and Group Chief Financial Officer of BP, serving on the BP Board for six years. John Buchanan is currently Chairman of Smith & Nephew Plc, Chairman of the International Chamber of Commerce (UK) and Senior Independent Director and Deputy Chairman of Vodafone Group Plc.

David Crawford

AO, BComm, LLB, FCA, FCPA, FAICD, 66

Independent non-executive Director

Chairman of the Risk and Audit Committee

Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2009 and, in accordance with the Group’s policy described under ‘Tenure’ in section 5.3.5 of the Annual Report, is retiring and standing for re-election in 2010.

David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules and is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Services Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code. He is Chairman of Lend Lease Corporation Limited and of Foster’s Group Limited.

Carlos Cordeiro

AB, MBA, 54

Independent non-executive Director

Member of the Remuneration Committee

Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was last re-elected in 2009.

Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc. He is a non-executive advisory director of The Goldman Sachs Group Inc and non-executive Vice Chairman of Goldman Sachs (Asia).

Carolyn Hewson

AO, BEc (Hons), MA (Econ), FAICD, 55

Independent non-executive Director

Member of the Risk and Audit Committee

Appointed a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 31 March 2010 and will stand for election at the 2010 Annual General Meetings.

Carolyn Hewson is a former investment banker and has over 25 years’ experience in the finance sector. Ms Hewson was previously an executive director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Carolyn Hewson is a non-executive director of Stockland Corporation Limited, Westpac Banking Corporation, BT Investment Management Limited and previously served as a director on the boards of AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. She has current board or advisory roles with Nanosonics Limited, the Australian Charities Fund and the Neurosurgical Research Foundation.

BHP BILLITON SUMMARY REVIEW 2010 | 29

Wayne Murdy

BSc (Business Administration), CPA, 66

Independent non-executive Director

Member of the Risk and Audit Committee

Director of BHP Billiton Limited and BHP Billiton Plc since 18 June 2009. Mr Murdy was elected in 2009.

Wayne Murdy served as the Chief Executive Officer of Newmont Mining Corporation from January 2001 to June 2007 and Chairman of Newmont from January 2002 to December 2007. His background is in finance and accounting where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont. Wayne Murdy is also a former Chairman of the International Council on Mining and Metals, a former director of the US National Mining Association and a former member of the Manufacturing Council of the US Department of Commerce. He is a non-executive director of Weyerhaeuser Company and of Qwest Communications International Inc.

John Schubert

BCh Eng, PhD (Chem Eng), FIEAust, FTSE, 67

Independent non-executive Director

Chairman of the Sustainability Committee

Member of the Remuneration Committee

Member of the nomination Committee

Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2008 and in accordance with the Group’s policy described under ‘Tenure’ in section 5.3.5 of the Annual Report, is retiring and standing for re-election in 2010.

John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. He has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. John Schubert is a non-executive director of Qantas Airways Limited.

Keith Rumble

BSc, MSc (Geology), 56

Independent non-executive Director

Member of the Sustainability Committee

Appointed a Director of BHP Billiton Limited and BHP Billiton Plc in September 2008. Mr Rumble was elected at the 2008 Annual General Meetings and will retire and stand for re-election in 2010.

Keith Rumble was previously Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. He has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc. He began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996. Keith Rumble is a non-executive director of The Aveng Group.

Jane McAloon

BEc (Hons), LLB, GDipGov, FCIS, 46

Group Company Secretary

Jane McAloon was appointed Group Company Secretary in July 2007 and joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.

Prior to joining BHP Billiton, Jane McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various Australian State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice. She is a Fellow of the Institute of Chartered Secretaries.

30 | BHP BILLITON SUMMARY REVIEW 2010

Group Management Committee

The role of the Group Management Committee (GMC) is to provide advice to the Chief Executive Officer on matters that are strategic and long term in nature, or have the potential to significantly impact the Group’s performance and reputation. The GMC is the senior management team at BHP Billiton.

Marius Kloppers

BE (Chem), MBA, PhD (Materials Science), 48

Chief Executive Officer and executive Director

Chairman of the Group Management Committee

Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Executive Officer in October 2007. He was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium.

Alberto Calderon

PhD Econ, M Phil Econ, JD law, BA Econ, 50

Group Executive and Chief Commercial Officer

Member of the Group Management Committee

Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and was appointed to his current position as Chief Commercial Officer in July 2007. Prior to this, he was Chief Executive Officer of Cerrejón Coal Company and President of the oil company Ecopetrol. In the early 1990s, he was President of the Power Company of Bogotá and held various senior roles in investment banking and in the Colombian Government.

Andrew Mackenzie

BSc (Geology), PhD (Chemistry), 53

Group Executive and Chief Executive Non-Ferrous

Member of the Group Management Committee

Andrew Mackenzie joined BHP Billiton in November 2008 in his current position as Chief Executive Non-Ferrous. His prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering and Group Vice President for Chemicals. He is a non-executive director of Centrica plc.

Marcus Randolph

BSc, MBA, 54

Group Executive and Chief Executive Ferrous and Coal

Member of the Group Management Committee

Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporación Minera Nor Peru, Asarco Inc, and various mine operating positions in the US with Asarco Inc. He has been in his current position as Chief Executive Ferrous and Coal since July 2007.

Alex Vanselow

BComm, Wharton AMP, 48

Group Executive and Chief Financial Officer

Member of the Group Management Committee and Chairman of the Investment Committee and Financial Risk Management Committee

Alex Vanselow joined the Group in 1989 and was appointed Chief Financial Officer in March 2006. He was previously President Aluminium, Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA, and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen.

Karen Wood

BEd, LLB (Hons), 54

Group Executive and Chief People Officer

Member of the Group Management Committee and

Chairman of the Global Ethics Advisory Panel

Karen Wood’s previous positions with BHP Billiton were Chief Governance Officer, Group Company Secretary and Special Adviser and Head of Group Secretariat. She is a member of the Takeovers Panel (Australia), a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. She has been in her current position as Chief People Officer since July 2007.

J Michael Yeager

BSc, MSc, 57

Group Executive and Chief Executive Petroleum

Member of the Group Management Committee

Mike Yeager joined the Group in April 2006 as Chief Executive Petroleum after 25 years with Mobil and later ExxonMobil. He was previously Vice President, ExxonMobil Development Company, and held the roles of Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US.

BHP BILLITON SUMMARY REVIEW 2010 | 31

Corporate Governance Summary

Governance at BHP Billiton

We are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others. The Board governs the Group consistent with our long stated business strategy and commitment to a transparent and high-quality governance system.

Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of long-term shareholder value. It is our view that governance is not just a matter for the Board; a good governance culture must be fostered throughout the organisation.

The past year saw significant commentary on the governance practices of companies generally, including revision of the UK Corporate Governance Code and the Australian Securities Exchange’s Corporate Governance Principles and Recommendations. Key themes emerged, such as the effective composition of the Board (including diversity and ensuring an appropriate blend of skills and experience), the role of the Chairman and the non-executive Directors, the time commitment expected of non-executive Directors, the alignment of executive remuneration with shareholder interests and the role of the Board in reviewing risk management governance. BHP Billiton has the benefit of robust governance practices that already address many of the key changes. The Board has, for many years through its succession process, focused on ensuring it has the appropriate mix of skills and experience to effectively carry out its duties. However, governance is an ongoing process and we maintain focus on continuous improvement.

Our governance assurance

The diagram below highlights key aspects of our governance assurance structures and processes.

BHP Billiton Governance Structure

Board

Assurance

Risk & Audit Committee

Sustainability Committee

Accountability Delegation

Nomination Committee

Remuneration Committee

Chief Executive Officer

External Auditor

Group Audit Services (Includes internal audit, Health, Safety, Environment & Community audit)

Peer Review Major Projects

Ore/Oil/Gas Reserves Review

Management Governance and Assurance

Group Management Committees

Management Committees

Financial Risk Management

Business Group Risk & Audit Investment

Global Ethics Advisory Disclosure

Group Level Documents

Key Board changes during the year

A key activity during the year was Board succession planning and renewal. The Board believes that orderly succession and renewal is in the best interests of the Group. In August 2009, the Board announced that Jacques Nasser would succeed Don Argus as Chairman and Mr Nasser subsequently assumed the role of Chairman on 31 March 2010. Two new non-executive Directors, Malcolm Broomhead and Carolyn Hewson, were appointed to the Board from 31 March 2010. Non-executive Directors who retired during the year were David Morgan, David Jenkins, Paul Anderson and Gail de Planque. The Board continues with its succession planning process for the role of Chairman of the Risk and Audit Committee and expects to make an announcement later in FY2011.

32 | BHP BILLITON SUMMARY REVIEW 2010

Skills and experience of the Directors

The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to enable them to effectively govern the business. The non-executive Directors contribute international and operational experience; understanding of the sectors in which we operate; knowledge of world capital markets and an understanding of the health, safety, environmental and community challenges that we face. The executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business.

The key skills and experience collectively demonstrated on the Board are:

Skills and experience Board

Managing and leading 10 Directors

Global experience 11 Directors

Governance 11 Directors

Strategy 11 Directors

Financial acumen 11 Directors

Capital projects 9 Directors

Health, safety and environment 10 Directors

Remuneration 11 Directors

Mining 5 Directors

Oil and Gas 5 Directors

Marketing 9 Directors

Public policy 10 Directors

Total Directors 11 Directors

In addition, the Board considers that the development of Group and industry knowledge is a continuous and ongoing process. Structured opportunities are provided to regularly update Directors on latest industry and Group developments (such as business briefings, development sessions, visits to key sites and addresses by external speakers).

Board review

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. The Board assesses its performance through a combination of internal peer review and externally facilitated evaluation. Contemporary performance measures are considered an important part of this process. The Board conducts regular evaluations of its performance, its committees, the Chairman, individual Directors and the governance processes that support Board work. The evaluation of the Board’s performance is conducted by focusing on individual Directors in one year and the Board as a whole in the following year. In addition, the Board conducts evaluations of the performance of Directors retiring and seeking re-election and uses the results of the evaluation when considering the re-election of Directors. The Board review process is represented in the diagram below.

Risk management

We believe that the identification and management of risk is central to achieving the corporate objective of delivering long-term value to shareholders. Each year, the Board reviews and considers the risk profile for the whole business. This risk profile covers both operational and strategic risks. The Board has delegated the oversight of risk management to the Risk and Audit Committee. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the Risk and Audit Committee, review the systems that have been established for this purpose and regularly review their effectiveness.

Market disclosure

We are committed to maintaining the highest standards of disclosure ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. A Disclosure Committee manages our compliance with the market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information. Copies of announcements are available at www.bhpbilliton.com.

Board Review

Year Two – internally or externally facilitated review Whole Board review

Update development plans

Each year: Review Directors seeking election

Incorporate feedback

Individual Director review and committee review

Year One – internally or externally facilitated review

BHP BILLITON SUMMARY REVIEW 2010 | 33

Remuneration Summary

Summary of highlights for FY2010

Details in regard to remuneration during the 2010 financial year are provided in the Remuneration Report in section 6 of our Annual Report. Key highlights include the following:

- The Long Term Incentive Plan (LTIP) for the members of the Group Management Committee (GMC) has been reviewed by the Remuneration Committee, and a number of improvements are proposed to reflect BHP Billiton's prevailing portfolio and strategy and to strengthen the alignment of participants with the creation of sustainable shareholder value. The performance hurdle will continue to be based on relative Total Shareholder Return (TSR) over a five-year performance period, but will also include a component based on TSR relative to a broader market index, an increase in the averaging period for TSR (to reduce the impact of any market fluctuations) and some vesting for median performance. The revised LTIP rules are subject to approval at the 2010 Annual General Meetings.
- The Remuneration Committee has also reviewed the minimum shareholding requirements for members of the GMC to strengthen alignment with shareholders. The requirements have been increased to 300 per cent of gross base salary for the Group CEO and 200 per cent of gross base salary for the other GMC members.
- The Group's TSR performance under the LTIP over the five years to 30 June 2010 was assessed by the independent adviser to the Remuneration Committee. This has led to full vesting of these performance shares for participants, including the members of the GMC. Further details of this performance are provided below in the section headed *Link between shareholder wealth and GMC remuneration*.
- Fees for non-executive Directors are reviewed annually. It was determined that no increase to fees would apply for FY2010. Fees for non-executive Directors for FY2011 were reviewed in July/August 2010 and benchmarked against peer companies with the assistance of external advisers. The new fee structure is set out in the Remuneration Report.

This year's Remuneration Report includes an expanded description of how executive remuneration is determined annually by the Remuneration Committee and Board. These voluntary disclosures are designed to provide a complementary 'shareholder friendly' view of remuneration in addition to the statutory and accounting view of remuneration. This year's Report also includes new sections covering how our approach to remuneration aligns with the Group's strategic drivers and risk management.

Link between the financial performance of the Group and GMC remuneration

The graph below shows the correlation between short-term incentive (STI) rewards and a key measure of the Group's financial performance and demonstrates the success of our remuneration strategy in aligning executive rewards with the success of the Group. Non-financial measures of performance, including health, safety, environment and community, also play a key role in determining GMC incentives, as described in the Remuneration Report.

Average STI rewards for GMC members vs Profit Attributable to Shareholders (excluding exceptional items)



16
14
12
10
8
6
4
2
0
100
90
80
70
60
50
40
30
20
10
0
Profit attributable – excluding exceptional items (US$B)
Average STI rewards (as % of maximum award)
2006
2007
2008
2009
2010
Profit attributable to shareholders (excluding exceptional items)
Average STI rewards for GMC members

Link between shareholder wealth and GMC remuneration

The graph below shows the Group's TSR performance over the past five years, which determines outcomes under the LTIP for the members of the GMC. The graph shows how BHP Billiton outperformed the median of the LTIP comparator group over the period from 1 July 2005 to 30 June 2010 by 74.1 per cent, adding US$59.2 billion of shareholder value to our market capitalisation over and above performance in line with the median of the comparators. This has led to full vesting of the 2005 LTIP awards (including those for GMC) as detailed in the Remuneration Report.

BHP Billiton vs Index TSR performance over the 2005 LTIP cycle



BHP Billiton
Index + 5.5% p.a.
Index (median)
300
250
200
150
100
50
0
TSR % since 1 July 2006
187.7% TSR
144.3% TSR
113.6% TSR
June 06
June 07
June 08
June 09
June 10
Year ended 30 June

34 | BHP BILLITON SUMMARY REVIEW 2010

Remuneration for the Group Chief Executive Officer

The following tables show details of remuneration provided to the Group Chief Executive Officer (CEO), Mr Marius Kloppers.

Base salary

Base salary is reviewed annually, with changes generally effective each September. Mr Kloppers did not receive an increase in base salary in September 2009.

1 September 2008	1 October 2008 [1]	% change	1 September 2009	% change
1,979,500	2,038,885	3.0	2,038,885	0.0

[1] Base salary for Mr Kloppers was increased by three per cent in October 2008, to US$2,038,885. This increase was an amount that the Board held back in relation to Mr Kloppers' appointment as CEO in October 2007. The Board decided to review the application of that amount after he had served one year in office, subject to performance, and it was subsequently provided from October 2008.

At risk rewards – short-term and long-term incentives

The following table shows the amount of at risk remuneration provided to the CEO by the Board as short-term and long-term incentives (STI and LTI):

- FY2010 STI rewards were assessed by the Board in August 2010 as a result of Group, business and the CEO's individual performance against scorecard objectives. The cash STI reward was provided in September 2010 and a matching grant of Deferred Shares and/or Options will be allocated in December 2010 (scheduled to vest in August 2012) subject to shareholder approval. The average annual STI reward for all GMC members over the last five years is graphed on the previous page.
- LTI awards in the form of Performance Shares were allocated in December 2009, but will not provide any value to the CEO until at least August 2014, dependent on the relative five-year TSR performance hurdle being achieved over the period from 1 July 2009 to 30 June 2014. FY2011 awards are yet to be determined, and approval for an allocation of Performance Shares for the CEO will be sought from shareholders at the 2010 Annual General Meetings, with the actual award provided notified to shareholders when granted in December 2010.

Short-term incentives					Long-term incentives						
Total STI FY2009	% of max FY2009 [1]	FY2010 Total	% of max FY2010 [1]	% change in value	Number of Performance Shares Dec 2008	Dec 2008 Expected Value [2]	% of max Dec 2008 [3]	Number of Performance Shares Dec 2009	Dec 2009 Expected value [2]	% of max Dec 2009 [3]	% change in Expected Value
3,465,452	53.1	4,661,054	71.4	34.5	500,000	2,756,985	67.6	250,000	2,864,636	70.3	3.9

[1] A target cash award of 80 per cent of base salary was set by the Remuneration Committee, with a maximum cash award of 160 per cent of base salary for exceptional performance against all scorecard measures. More detail regarding the CEO's performance against FY2010 key performance indicators is included in the Remuneration Report. In light of the five fatalities of BHP Billiton employees during the year, the CEO proposed to the Remuneration Committee that his outcome in relation to health, safety, environment and community (HSEC) be reduced to zero per cent. This proposal was accepted by the committee and is included in the STI outcome shown above.

[2] The Expected Value of the LTI awards, as calculated by Kepler Associates, takes the performance hurdle into account along with other factors as described in the Remuneration Report. The Expected Value is used to represent the forecast remuneration outcomes from the LTIP for the GMC members.

[3] The maximum award for all GMC members is 200 per cent of base salary at the Expected Value.

Remuneration for non-executive Directors

The following table shows fees earned by non-executive Directors over the period 1 July 2009 to 30 June 2010.

Name	Year	Fees	Committee Chair fees	Committee membership fees	Travel and other benefits [1]	Superannuation and Retirement benefits [2]	Total
Paul Anderson [3]	2010	81,667	–	11,667	56,907	–	150,241
Don Argus [3]	2010	748,441	–	–	80,215	1,822,300	2,650,956
Alan Boeckmann	2010	140,000	–	20,000	74,296	–	234,296
Malcolm Broomhead [3]	2010	35,376	–	5,054	–	2,131	42,561
John Buchanan	2010	170,000	35,000	–	69,327	–	274,327
Carlos Cordeiro	2010	140,000	–	20,000	89,000	–	249,000
David Crawford	2010	140,000	50,000	–	67,410	9,952	267,362
E Gail de Planque [3]	2010	81,667	–	23,333	59,000	–	164,000
Carolyn Hewson [3]	2010	35,376	–	6,317	–	2,198	43,891
David Jenkins [3]	2010	57,641	–	18,250	22,714	323,101	421,706
David Morgan [3]	2010	58,333	–	10,417	31,856	3,639	104,245
Wayne Murdy	2010	140,000	–	25,000	105,932	–	270,932
Jacques Nasser [4]	2010	357,312	–	18,683	89,856	–	465,851
Keith Rumble	2010	140,000	–	20,000	98,879	–	258,879
John Schubert	2010	140,000	35,000	5,430	45,000	9,430	234,860

[1] Travel and other benefits include travel allowances, professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director and, where applicable, their spouse. At the time that Don Argus retired from BHP Billiton he was provided with a painting with an approximate value of A$18,000. This amount is not included in the table.

[2] BHP Billiton Limited makes superannuation contributions of nine per cent of fees paid in accordance with Australian superannuation legislation. Don Argus and David Jenkins retired during FY2010 and received retirement benefits in relation to the now-closed Retirement Plan as described in the Remuneration Report.

[3] FY2010 remuneration for Paul Anderson, Don Argus, Malcolm Broomhead, E Gail de Planque, Carolyn Hewson, David Jenkins and David Morgan relates to part of that year only, as they retired from, or joined, BHP Billiton Ltd and BHP Billiton Plc during the year. Details of their dates of retirement or appointment are set out in the Remuneration Report.

[4] Annual remuneration for Jacques Nasser relates to part of the year as non-executive Director (to 30 March 2010) and part of the year as Chairman (from 31 March 2010). The current Chairman's remuneration is the same as that of the former Chairman.

BHP BILLITON SUMMARY REVIEW 2010 | 35

Shareholder information

Annual General Meetings

BHP Billiton Plc – Thursday, 21 October 2010 at 11.00am

The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, UK.

BHP Billiton Limited – Tuesday, 16 November 2010 at 10.30am

Perth Convention Exhibition Centre, 21 Mounts Bay Road, Perth, Australia.

Change of shareholder details and enquiries

Shareholders may contact the appropriate office of the BHP Billiton Share Registrar or Transfer Office on any matter relating to their shares or American Depositary Receipt holdings.

Dividend policy and payments

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment provided that we generate sufficient profit and cash flow to do so.

We declare our dividends and other distributions in US dollars as it is our main functional currency. BHP Billiton Limited pays its dividends in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in UK pounds sterling to shareholders registered on its principal register in the UK and in South African rand to shareholders registered on its branch register in South Africa. If shareholders on the UK register wish to receive dividends in US dollars they must complete an appropriate election form and return it to the BHP Billiton Share Registrar no later than close of business on the Dividend Record Date.

BHP Billiton Limited shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on the shareholder’s country of residence as shown below.

Country where shareholder is resident Financial institution

Australia Bank, building society, credit union

UK Bank, building society

New Zealand Bank

US Bank

Shareholders from the above-mentioned locations who do not provide their direct credit details and shareholders with registered addresses outside Australia, UK, New Zealand and US will receive dividend payments by way of a cheque in Australian dollars.

BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form, which is available from the BHP Billiton Share Registrar in the UK or South Africa.

Stock exchange listings

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia. BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on the London Stock Exchange (LSE). BHP Billiton Plc also has a secondary listing on the Johannesburg Stock Exchange (JSE) in South Africa. In addition, BHP Billiton Limited and BHP Billiton Plc are listed on the New York Stock Exchange (NYSE) in the US. Trading on the NYSE is via American Depositary Shares.

Key dates for shareholders

The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges will be notified.

Date Events

30 September 2010 Final Dividend Payment Date

21 October 2010 BHP Billiton Plc Annual General Meeting in London

16 November 2010 BHP Billiton Limited Annual General Meeting in Perth

16 February 2011 Interim Results Announced

11 March 2011 Interim Dividend Record Date

31 March 2011 Interim Dividend Payment Date

24 August 2011 Annual Results Announced

Visit www.bhpbilliton.com for up-to-date Group and shareholder information, including:

Online shareholder services

check your holding

vote online

update direct credit details

create your own virtual portfolio

register to receive electronic shareholder communications

Annual, financial, production and sustainability reports News and presentations Company overview Governance information Subscribe to receive news sent directly to your email address

Receive your reports electronically The BHP Billiton Group produces an Annual Report, a Summary Review and a Sustainability Report, which are posted on the internet. Shareholders are encouraged to visit www.bhpbilliton.com to inspect the electronic versions of these publications and provide feedback to the Company.

36 | BHP BILLITON SUMMARY REVIEW 2010

Corporate Directory

BHP Billiton Group Registered Offices

BHP Billiton Limited Australia

BHP Billiton Centre 180 Lonsdale Street Melbourne VIC 3000 Telephone 1300 554 757 (within Australia) +61 3 9609 3333 (outside Australia) Facsimile +61 3 9609 3015

BHP Billiton Plc

United Kingdom

Neathouse Place London SW1V 1BH Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

Group Company Secretary

Jane McAloon

BHP Billiton Corporate Centres

South Africa

6 Hollard Street Johannesburg 2001 Telephone +27 11 376 9111 Facsimile +27 11 838 4716

Chile

Avenida Americo Vespucio Sur # 100 9th Floor Las Condes Santiago Telephone +56 2 330 5000 Facsimile +56 2 207 6509

United States

1360 Post Oak Boulevard, Suite 150 Houston, TX 77056-3020 Telephone +1 713 961 8500 Facsimile +1 713 961 8400

Marketing Offices Netherlands

Verheeskade 25 2521 BE The Hague Telephone +31 70 315 6666 Facsimile +31 70 315 6767

Singapore

#10-01 Capital Tower 168 Robinson Road Singapore 068912 Telephone +65 6349 3333 Facsimile +65 6349 4000

Belgium

BHP Billiton Diamonds (Belgium) N.V. Hoveniersstraat 30 2018 Antwerp Telephone +32 3 201 1090 Facsimile +32 3 213 0846

Share Registrars and Transfer Offices Australia

BHP Billiton Limited Registrar

Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal Address – GPO Box 2975 Melbourne VIC 3001 Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile +61 3 9473 2460 Email enquiries: web.queries@computershare.com.au

United Kingdom

BHP Billiton Plc Registrar

Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS99 6ZZ Telephone +44 844 472 7001 Facsimile +44 870 703 6076 Email enquiries: www.investorcentre.co.uk/contactus

South Africa

BHP Billiton Plc Branch Register and Transfer Secretary Computershare Investor Services (Pty) Limited 70 Marshall Street Johannesburg 2001 Postal Address – PO Box 61051 Marshalltown 2107 Telephone +27 11 373 0033 Facsimile +27 11 688 5218 Email enquiries: web.queries@computershare.co.za

Holders of shares dematerialised into STRATE should contact their CSDP or stockbroker.

New Zealand

Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna North Shore City Postal Address – Private Bag 92119 Auckland 1142 Telephone +64 9 488 8777 Facsimile +64 9 488 8787

United States

Computershare Trust Company, N.A. 2 North LaSalle Street Chicago, IL 60602 Postal Address – PO Box 0289 Chicago, IL 60690-9569 Telephone +1 888 404 6340 (toll-free within US) Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) (toll-free within US) Facsimile +1 201 324 3284 Email enquiries: citibank@shareholders-online.com Website: www.citi.com/dr

Cover Story

BHP Billiton is the world’s third largest copper producer. Minera Escondida in Chile produces copper concentrate and copper cathode. The Escondida deposit is located in the north of Chile, in the Atacama Desert, 170 kilometres southeast of the city of Antofagasta, at an altitude of 3,100 metres above sea level. Our cover photograph shows a pebble belt conveyor at the Laguna Seca concentrator plant.

BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP Billiton.

The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

Throughout this Summary Review, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies.

Bhpbilliton

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